UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Noodles & Company

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

65540B105

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65540B105	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 816,830
	8.	Shared Voting Power
	9.	Sole Dispositive Power 816,830
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 816,830
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65540B105	13D	Page 3 of 11 Pages

1.	Names of Reporting Persons Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 816,830
	8.	Shared Voting Power
	9.	Sole Dispositive Power 816,830
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 816,830
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 65540B105	13D	Page 4 of 11 Pages

1.	Names of Reporting Persons Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,699,148
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,699,148
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,699,148
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65540B105	13D	Page 5 of 11 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,699,148
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,699,148
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,699,148
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 65540B105	13D	Page 6 of 11 Pages

1.	Names of Reporting Persons Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,386
	8.	Shared Voting Power 5,515,978
	9.	Sole Dispositive Power 22,386
	10.	Shared Dispositive Power 5,515,978

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,538,364
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 65540B105	Page 7 of 11 Pages

Item 1.	Security and Issuer

This joint statement on Schedule 13D relates to the Class A common stock, par value $0.01 (the “Common Stock”), of Noodles & Company, a Delaware corporation (the “Issuer”), and amends and restates the Fund II 13D (as defined below). The address of the Issuer’s principal executive offices is 520 Zang Street, Suite D, Broomfield, Colorado 80021.

Item 2.	Identity and Background

(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Mill Road Capital II GP LLC, a Delaware limited liability company (the “Fund II GP”), Mill Road Capital II, L.P., a Delaware limited partnership (“Fund II”), Mill Road Capital III GP LLC, a Cayman Islands limited liability company (the “Fund III GP”), and Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (“Fund III”). Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Mr. Lynch, Justin C. Jacobs and Eric Yanagi are the management committee directors of the Fund II GP and the Fund III GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The Fund II GP is the sole general partner of Fund II, and the Fund III GP is the sole general partner of Fund III. Mr. Lynch has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement dated September 8, 2022, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) The business address of Mr. Lynch, and the address of the principal business and the principal office of the Fund II GP, the Fund III GP, Fund II and Fund III, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830. The business address of Mr. Jacobs is 7448 NE 4th Court, Miami, FL 33138. The business address of Mr. Yanagi is 400 Oyster Point Blvd, Suite 526, South San Francisco, CA 94080.

(c) The principal business of the Fund II GP is acting as the sole general partner of Fund II and the principal business of the Fund III GP is acting as the sole general partner of Fund III. The principal business of each of Fund II and Fund III is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of the Fund II GP, the Fund III GP and Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to the Fund II GP and the Fund III GP and is located at 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830.

(d) None of the Managers, the Fund II GP, the Fund III GP, Fund II and Fund III has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Managers, the Fund II GP, the Fund III GP, Fund II and Fund III was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

CUSIP No. 65540B105	Page 8 of 11 Pages

(f) Each Manager is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D with respect to the Common Stock filed by Fund II, the Fund II GP and Mr. Lynch on March 23, 2017, as amended by Amendment No. 1 to Schedule 13D filed on April 19, 2017, Amendment No. 2 to Schedule 13D filed on July 30, 2018 and Amendment No. 3 to Schedule 13D filed on November 30, 2018 (the “Fund II 13D”), is hereby incorporated by reference into this Item 3.

The Fund III GP, Fund III and Mr. Lynch acquired beneficial ownership of an aggregate of 816,830 shares of Common Stock for $3,775,604 using working capital from Fund III.

Item 4.	Purpose of Transaction

Item 4 of the Fund II 13D is hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 45,701,280 shares of Common Stock issued and outstanding as of July 25, 2022, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 28, 2022. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of September 8, 2022, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Each of the Fund II GP and Fund II beneficially owns 4,699,148 shares of Common Stock, or approximately 10.3% of the outstanding shares of Common Stock, each of the Fund III GP and Fund III beneficially owns 816,830 shares of Common Stock, or approximately 1.8% of the outstanding shares of Common Stock, Mr. Lynch beneficially owns 5,538,364 shares of Common Stock, or approximately 12.1% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 5,538,364 shares of Common Stock, or approximately 12.1% of the outstanding shares of Common Stock. Neither Mr. Jacobs nor Mr. Yanagi has beneficial ownership of any shares of Common Stock.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than Fund III as set forth in the table below, effected any transaction in shares of the Common Stock from July 10, 2022 (the date 60 days prior to the filing of this Schedule 13D) to September 8, 2022:

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
07/12/2022	143,221	4.6709
07/14/2022	2,435	4.5900
07/26/2022	103,898	4.5041
07/27/2022	9,473	4.5911
09/01/2022	40,057	4.5845
09/02/2022	61,739	4.6144
09/06/2022	131,085	4.5474

CUSIP No. 65540B105	Page 9 of 11 Pages

The above listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Fund II 13D is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Thomas E. Lynch, Mill Road Capital II GP LLC, Mill Road Capital II, L.P., Mill Road Capital III GP LLC and Mill Road Capital III, L.P. dated September 8, 2022.

Exhibit 2	Confirming Statement of Thomas E. Lynch dated September 8, 2022.

Exhibit 3	Securities Purchase Agreement between Noodles & Company and Mill Road Capital II, L.P. dated March 13, 2017 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 14, 2017).

Exhibit 4	Letter Agreement between Noodles & Company and Mill Road Capital Management LLC dated February 15, 2017 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on March 14, 2017).

Exhibit 5	Underwriting Agreement dated July 26, 2018 (incorporated by reference to Exhibit 6 to the Fund II 13D).

Exhibit 6	Lock-up Agreement of Fund II (incorporated by reference to Exhibit 7 to the Fund II 13D).

Exhibit 7	Form of Restricted Stock Unit Agreement for Nonemployee Directors (incorporated by reference to Exhibit 10.19 of the Issuer’s Quarterly Report on Form 10-Q dated November 9, 2017).

[signature pages follow]

CUSIP No. 65540B105	Page 10 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 8, 2022

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC, its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC, its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

CUSIP No. 65540B105	Page 11 of 11 Pages

MILL ROAD CAPITAL III GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch